SEC – Résultats Q3-2001

Valeo

04 MAR -5 AM 7:21

Paris, February 19, 2004

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

File n° 82 - 3668
Valeo A.D.R.'s

04010316

SUPPL

Dear Sirs,

Please find enclosed our latest release dated February 10, 2004, concerning our Full Year 2003 Results.

Yours faithfully,

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

Bruno-Roland Bernard
Investor Relations Director

dlw 3/5

Encl.

- The Aftermarket activity's sales grew by 3% at constant reporting entity and exchange rates, to represent 18% of the Group's total sales.

The changes in reporting entity correspond to disposals of peripheral non-strategic activities (sale of wiring business in India and heavy vehicle signal lighting in France) and to the strengthening of the Group's Asian activities (see Presence in Asia section below).

2003 Highlights

In 2003, Valeo continued to implement its **rationalization plan** which aims to adapt the production base to customer needs in terms of both competitiveness and geographical presence:

- At 31 December 2003, the Group had 122 production plants, excluding the consolidation of Zexel Valeo Climate Control, compared with 170 at the beginning of 2001;
- The proportion of plants in low-cost production areas rose at the same time from 25% to 41%;
- The optimization of the supply base continued: at end 2003, Valeo had 2,475 suppliers, excluding the consolidation of Zexel Valeo Climate Control, compared with 4,500 at the beginning of 2001. At the same time, the Group selected 110 "Valeo Integrated Partners".

During the second half of 2003, several operations took place which strengthened the **Group's presence in Asia**:

- Valeo signed a letter of intent with Furukawa Electric in Japan to jointly develop automotive wiring harness systems;
- Valeo acquired an additional 10% of the capital of Zexel Valeo Climate Control, which designs and develops air-conditioning systems for customers in Asia and compressors for the worldwide market. Valeo's shareholding is now 50%;
- Valeo increased its stake in two joint ventures in China: Shanghai Valeo Automotive Electrical Systems, from 30 to 50%, and Valeo Shanghai Automotive Electrical Motors and Wiper Systems, from 50 to 55%;
- In the area of R&D, Valeo launched the construction of its first technical center in China which will develop advanced lighting systems for Asian and Western vehicle manufacturers.

As a result of these actions, Valeo recorded major orders in all of these markets, with all of its customers and for all of its product lines. These commercial successes during the renewal of vehicle models and the successful commercialization of numerous innovative products with a high technology content led to an increase in **order intake to 1.3 times** OEM sales, compared with 1.2 times sales in 2002.

Improvement in results

The rationalization of the industrial base contributed significantly to the increase in the **gross margin** rate, which improved by 0.5 points to reach 17.9% of sales.

The Group's **operating margin** reached 5.0% of sales, the same level as in 2002. The increase in the gross margin rate allowed the technological and sales efforts to be enhanced: research and development

and sales expenses accounted for 6.1% and 2.0% of sales respectively (compared with 5.9% and 1.9% in 2002).

Millions of euros	2003	2002
Operating income	465	487
Financial result	(41)	(62)
Other income and expenses	(89)	(74)
Taxes	(55)	(106)
Net income before amortization of goodwill	271	230
Amortization of goodwill	(90)	(95)
Net income	181	135

The **tax** charge in 2003 includes in particular a tax break corresponding to a fraction of the tax paid in 2001 on the capital gain from the sale of the 50% shareholding in LuK.

Net income totaled 181 million euros, up by 34% compared with 2002, representing 2.0% of sales.

Financial soundness

The improvement in results and the efficient management of working capital requirements enabled the Group to reduce its net indebtedness before proceeding to acquire the additional 10% of the capital of Zexel Valeo Climate Control Corporation. After consolidation by integration of the debt of this entity, the Group had a **net debt level stable** at 568 million euros at the end of 2003 (compared with 564 million euros at the end of 2002), while having distributed 81 million euros in dividends. At 31 December 2003 the Group's net debt-to-equity ratio was 29%.

Annual General Meeting of Shareholders and Dividend

The combined Annual General Meeting of Shareholders is called for 26 March 2003 (first notice) and, failing a quorum, will be held on second notice on 5 April 2003.

Noting the improved results of the Group, the Board of Directors will propose to the next Annual General Meeting of Shareholders the payment of a net dividend of 1.05 euros per share, an increase of 5% compared with the dividend paid in 2003. The implied yield of this dividend, including a tax credit of 50%, is higher than 4.5% (on the basis of the share price at the beginning of February 2004).

Outlook

In 2003 Valeo strengthened its competitive position through the improved competitiveness of its global production base and its innovative technological product offering. The Group is once again among the

world's leading automotive suppliers. At the beginning of 2004, the Group formulated its strategic ambitions through an action plan, "Valeo 2010", based on three business development drivers:

- In terms of geography, Valeo will play a significant role in the growth of the Asian market, and in particular in China. The Group has a strong presence in the region, with 28 industrial sites. Valeo also intends to benefit from its favorable competitive position in the United States;
- Strengthening the aftermarket business of Valeo will be a key growth factor. Following its reorganization in 2003, the Group now has an organization designed to grow market share by increasing its product range and its geographical presence.
- The Group's technology offering and commercial innovation will be a powerful driver for growth. Its efficiency will be strengthened by a focus on three Domains: Driving Assistance, Powertrain Efficiency and Comfort Enhancement. The Industrial Branches will benefit from enhanced synergies in the research, development and marketing of their innovations.

This positioning will enable Valeo to demonstrate its growth potential in the medium term while continuing to improve its profitability.

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 129 plants, 65 R&D centers, 9 distribution centers and employs 68,200 people in 26 countries worldwide.

For more information on the Group and its activities place consult the website : www.valeo.com

For additional information please contact:
Kate Philipps,Group Communications Director, Tel.: 01.40.55.20.65
Bruno-Roland Bernard, Financial Relations Director, Tel.: 01.40.55.37.86